Exhibit 99.15

CONSENT OF EXPERT

March 29, 2018

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Antony Francis, do hereby consent to the written disclosure regarding scientific and technical data in the “Technical Report on the Olympias Project, Au Pb Zn Ag Deposit, Northern Greece” dated July 14, 2011 and other information pertaining to this project and the use of my name in the Annual Information Form for the year ended December 31, 2017 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2017 (the “Form 40-F”), and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Annual Report on Form 40-F.

By:	/s/Antony Francis
Antony Francis, FIMMM